As filed with the U.S. Securities and Exchange Commission on August 17, 2006
Registration No. 333-102566

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
Philippine Long Distance Telephone Company
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

The Republic of the Philippines
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1 share of common stock of Philippine Long Distance Telephone Company	N/A	N/A	N/A	N/A
(1)	Each Unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraphs (19) and (20)
(iii) Collection and distribution of dividends	Paragraphs (14), (15), (16), and (17)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (20) and (22)
(v) Sale or exercise of rights	Paragraphs (2), (3), (4), (5), (9), (12) and (16)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraph (21)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (28) and (29)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (22)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (12)
(x) Limitation upon the liability of the Depositary	Paragraphs (24) and (25)
(3) Fees and Charges	Paragraph (8)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)           Statement that Philippine Long Distance Telephone Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission -- and that such reports can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (13)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Amendment No. 2 to Common Stock Deposit Agreement between JPMorgan Chase Bank, N.A., as successor depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts to be issued thereunder is filed herewith as Exhibit (a).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Previously filed.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 17, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:JPMORGAN CHASE BANK, N.A., as Depositary

By: /s/Joseph M. Leinhauser .
Name:Joseph M. Leinhauser
Title:Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Philippine Long Distance Telephone Company certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Makati, Metro Manila, Republic of the Philippines on 17 August, 2006.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title:Chairman of the Board of Directors

By: /s/Anabelle L. Chua
Name: Anabelle L. Chua
Title:Treasurer and Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by or on behalf of the following persons in the capacities indicated on 17 August, 2006.

Name	Title

/s/Napoleon L. Nazareno*	President and Chief Executive Officer
Napoleon L. Nazareno

/s/Manuel V. Pangilinan	Chairman of the Board of Directors,
Manuel V. Pangilinan

Director
Antonio O. Cojuangco

/s/Anabelle L. Chua	Treasurer, Principal Financial Officer
Anabelle L. Chua

/s/Helen Y. Dee*	Director
Helen Y. Dee

/s/Corazon S. de La Paz*	Director
Corazon S. de La Paz

Director
Albert F. del Rosario

/s/Ray C. Espinosa	Director
Ray C. Espinosa

Director
Oscar S. Reyes

/s/Rev. Fr. Bienvenido F. Nebres, S.J.*	Director
Rev. Fr. Bienvenido F. Nebres, S.J.

/s/Maria Lourdes C. Rausa-Chan	Senior Vice President
Maria Lourdes C. Rausa-Chan	General Counsel and Corporate Secretary

Director
Pedro E. Roxas

Director
Tatsu Kono

/s/Tsuyoshi Kawashima	Director
Tsuyoshi Kawashima

Director
Alfred V. Ty

/s/Celso T. Dimarucut	Principal Accounting Officer
Celso T. Dimarucut

*By:

/s/Manuel V. Pangilinan
Manuel V. Pangilinan
Power of Attorney

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed below in the City of Newark, State of Delaware on August 17, 2006, by the undersigned as the duly authorized representative of Philippine Long Distance Telephone Company in the United States.

PUGLISI AND ASSOCIATES

By: /s/Donald J. Puglisi .
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Amendment No. 2 to Common Stock Deposit Agreement

(e)	Rule 466 Certification